SUITE 1850

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

T:  604.683.3850

ACAL GROUP

F:  604.688.8479

CHARTERED  ACCOUNTANTS

PCAOB & CPAB Registrant

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

and

Alberta Securities Commission

4th Floor, 300 - 5th Ave., SW

Calgary, AB  T2P 3C4

May 25, 2010

Dear  Sirs/Mesdames:

As  required by  National  Instrument  51-102  and  in  connection  with  our  proposed  engagement  as auditor  of  Teryl  Resources  Corp.,  we  have  reviewed  the  information  contained  in  the  Notice  of

Change of Auditor, dated May  25, 2010, and agree with the information contained therein, based upon  our  knowledge  of  the  information  relating  to  the  said  notice  and  of  the  Company  at  this time.

Yours truly,

Signed “ACAL Group”

ACAL GROUP

CHARTERED ACCOUNTANTS

PCAOB  & CPAB Registrant

Vancouver, May 25, 2010

cc:

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